

SECURITIES 10030627
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CapStone Investments, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12760 High Bluff Drive, Suite 120

(No. and Street)

San Diego	**CA**	**92130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Capozza **(858) 875-4500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

AB 3/31

AB 3/31

OATH OR AFFIRMATION

I, **Steven Capozza**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **CapStone Investments, Inc.** as of **December 31, 2009**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

State of California
County of San Diego

Subscribed and sworn to before me
this ____ day of _________ 2010



Subscribed and sworn to (or affirmed) before me on this
26th day of February 2010 by
Date Month Year
Steven Capozza
Name of Signer
Proved to me on the basis of satisfactory evidence
to be the person who appeared before me.
Signature of Notary Public

Notary Public



OFFICIAL SEAL
J. MONROIG
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1871392
SAN DIEGO COUNTY
MY COMM. EXP. NOV. 15, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009


Harb
Levy
&
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
CapStone Investments, Inc.

We have audited the accompanying statement of financial condition of CapStone Investments, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CapStone Investments, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 26, 2009

CAPSTONE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 94,034
Commissions receivable	112,295
Deposits at clearing broker	250,149
Securities owned, at fair value	273,128
Notes receivable	81,384
Employee advances	24,833
Prepaid expenses	55,023
Furniture and equipment, net	44,672
Other	34,938
Total assets	$ 970,456

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 135,377
Accrued liabilities	213,369
Total liabilities	348,746
Stockholders' equity:	
Common stock (10,000,000 shares of no par value authorized; 7,267,441 shares issued and outstanding)	351,028
Retained earnings	270,682
Total stockholders' equity	621,710
Total liabilities and stockholders' equity	$ 970,456

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

CapStone Investments, Inc. (the "Company") is a California corporation formed on September 25, 1995. The Company currently has five individual shareholders, all of whom actively participate in the day-to-day operations. Business is conducted primarily from the Company's San Diego, California office.

The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

The Company is a fully disclosed broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. Wedbush Morgan Securities, Inc. (the "Clearing Broker") is the Company's custodian and provides clearing services.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

The Company maintains a bank account for the exclusive benefit of customers. At December 31, 2009, the balance in this account was $8,826, which is included in cash on the accompanying statement of financial condition.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

1. Business and Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to federal or state income taxes. Accordingly, no provisions have been made for federal or state income taxes. Instead, shareholders are taxed on their proportionate share of the Company's taxable income. However, the Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates and assumptions primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Furniture and Equipment, net

Net furniture and equipment includes the following:

Computer and office equipment	$ 29,929
Furniture and fixtures	27,351
Leasehold improvements	7,224
	64,504
Accumulated depreciation	(19,832)
Furniture and equipment, net	$ 44,672

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation. At December 31, 2009, the Company had net capital of $261,202, which was $11,202 in excess of its required net capital of $250,000. The Company was not subject to reserve requirements under Rule 15c3-3 during 2009. At December 31, 2009, the Company's net capital was below 120% of required net capital.

4. Commitments

The Company rents its San Diego office premises under a lease agreement that expires in 2013. The lease agreement provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. The Company shares the San Diego office premises with an affiliate. This affiliate reimburses the Company $1,900 for its share of the rent expense every month. Total future minimum lease payments under this lease are as follows:

Year Ending December 31		
2010	$	176,400
2011		181,700
2012		187,200
2013		127,700
Total	$	673,000

The Company also reimburses some of its registered representatives for office premises rented in other locations.

5. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with the clearing broker. As of December 31, 2009, the Company had $250,149 on deposit with the clearing broker.

6. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

Cash and securities held by the clearing broker are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the broker. Such insurance protects against loss due to failure of the brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the issuer of the instrument. The Company seeks to control its risk by following an established credit approval process and monitoring credit limits.

Notes receivable represents amounts receivable from certain investment banking clients that mature over a period of five to seven years. The Company may be exposed to credit risk in the event these clients do not fulfill their obligations.

7. Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The Company can elect to match the employees' contribution at their discretion; however, no election was made for the year ended December 31, 2009.

8. Fair Value of Securities

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

8. Fair Value of Securities (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1. Common stock traded on active markets that are restricted for sale are valued by reference to actively traded common stock and are categorized in level 2.

The following table summarizes the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2009:

Fair Value Measurements on a Recurring Basis

Securities Owned	Level 1	Level 2	Level 3	Total
Equities	$199,089	$ 74,039	$ -	$273,128

The following table is a reconciliation of the beginning and ending balances of securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

Level 3 Securities

Balance at December 31, 2008	$499,756
Transfers out	(499,756)
Balance at December 31, 2009	$ -

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the clearing broker on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers" (the "reserve bank account"). The Company did not maintain a reserve bank account which equaled or exceeded the payables to the customers on December 31, 2009 and subsequent to the date of the financial statements, which is the requirement for the Company's exemption from SEC Rule 15c3-3 provision (k)(2)(i). The Company's current practice is to maintain a receivable from its clearing broker and fund the reserve bank account upon receipt of payment in the following month. The Company believes that its current practice satisfies the requirement for its exemption from the SEC Rule 15c3-3 provision (k)(2)(i).

10. Capital Transactions

In December 2009, an existing shareholder contributed additional capital totaling $56,028 to the Company. No additional shares were issued in exchange for this contribution.

During 2009, the Company paid dividends totaling $274,720 to the shareholders.

11. Subsequent Events

Management evaluated subsequent events through February 26, 2010, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2010 through February 26, 2010, the Company paid $20,000 in dividends.

In February 2010, the Company decided to discontinue its commission sharing service to its customers. As a result, on February 25, 2010, the Company submitted a request to FINRA to reduce its minimum net capital requirement from $250,000 to $100,000. The Company will start operating under new net capital requirements upon receiving final approval from FINRA. The Company does not believe that the discontinuance of their commission sharing service will have any material impact on its operations.